2011-2012 SECOND QUARTER REPORT

Hon. Blaine Higgs

Minister of Finance

November 2011

2011-2012 Second Quarter Report

Published by:
Department of Finance
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

November 2011

Translation:
Translation Bureau, Supply and Services

ISBN 978-1-55396-346-2

Think Recycling!

2011 Economic Update

2011 Statistical Summary (to date)
Growth Rates

	NB	Canada	Reference Period
	2010 to 2011		
Population & Labour Force			
Total Population	0.3	1.0	July
Employment	-1.5	1.7	Jan-Sep
Unemployment Rate (%)	9.8	7.6	Jan-Sep
Indicators			
Foreign Exports	18.3	10.8	Jan-Aug
Retail Trade	4.6	3.4	Jan-Aug
Average Weekly Earnings	3.7	3.1	Jan-Jul
Housing Starts	-16.2	-0.8	Jan-Sep
Manufacturing Sales	16.1	6.5	Jan-Aug
Consumer Price Index	3.4	3.0	Jan-Sep

Per cent change unless otherwise indicated

Source: Statistics Canada

- The Department of Finance has lowered its estimate for real GDP in 2011 to 1.2 per cent and is consistent with the latest survey of private sector forecasters. The pace of growth is expected to be slower largely as a result of a contracting labour market in New Brunswick and weaker-than-expected growth in the U.S. and Europe.
- New Brunswick's population has grown for the fourth consecutive year in 2011, adding almost 10,000 residents since 2007-08.
- New Brunswick's labour force is contracting in 2011 with employment falling by 5,400 jobs so far this year. Gains in part-time employment have not been enough to offset full-time losses.
- Despite the loss of jobs, average weekly earnings growth in the province has outpaced Canadian growth.
- New Brunswick remains a growth leader in exports and manufacturing sales so far in 2011, largely as a result of rising world energy prices.
- Retail sales have shown healthy growth so far this year, up 4.6 per cent, outpacing the national increase of 3.4 per cent.
- Consumer inflation in the province has averaged 3.4 per cent, slightly higher than the national growth rate of 3.0 per cent.

2011-2012 Fiscal Update

Based on second quarter information, a revised deficit of $545.7 million is projected for 2011-2012. This is an increase of $96.9 million compared to the budget estimate of $448.8 million and a $31.4 million increase from the first quarter report.

Net debt is projected to increase $700.3 million year-over-year, an increase of $70 million from budget and a $21.9 million increase from the first quarter report.

Revenues are projected to be $37 million lower than budget. The major variances include:

- Personal Income Tax is projected to decrease $50 million because of an anticipated negative adjustment related to the 2010 taxation year and a weakened economy.
- Return on Investment is down $18.7 million. The Lotteries and Gaming Corporation revenue is down $8.5 million due to factors consistent with the first quarter report: lower than anticipated profits and higher than anticipated revenue sharing payments to First Nations. In addition, the New Brunswick Liquor Corporation revenue is down $10.4 million because of lower than anticipated sales.
- Special Operating Agency funding is down $7.9 million mainly due to various funding agreements within the Regional Development Corporation which is offset by reduced expenditures.
- Metallic Minerals Tax is up $11 million attributable to higher than anticipated world zinc prices.
- Corporate Income Tax is up $10.4 million because of a projected increase in corporate taxable income.
- Licences and Permits are up $7.4 million mainly due to an increase in the volume of motor vehicle registrations.
- Financial Corporation Capital Tax is up $6 million as a result of increased capital for major banks.

Total expenses are $59.9 million higher than budget. This is mainly due to the following:

- $6.3 million increase in Agriculture, Aquaculture and Fisheries mainly due to anticipated increases in existing federal-provincial agriculture business risk management programs.
- $8.5 million increase in the Department of Health mainly due to higher than anticipated expenditures within the Prescription Drug Program.
- Additional expenditures in General Government, including an additional $43.7 million in legislated pension plans and employee benefits, as well as an additional $6.4 million in provision for losses.
- $9.6 million increase in the Department of Social Development mostly due to additional expenditures in the Income Security Program.
- $8.1 million increase in amortization expense.

These increases are partially offset by a number of under-expenditures, including:

- $18.4 million decrease in the Department of Transportation mainly due to the recognition of rehabilitation payments under public-private partnerships as investments in tangible capital assets.
- $8.5 million decrease in the Regional Development Corporation Special Operating Agency, which is offset by lower revenue.
- $9.0 million decrease in Service of the Public Debt due to lower than forecasted interest rates.

COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT
Thousands
$

	Year Ending March 31	
	2012 Estimate	**2012 2nd Quarter**
Revenue		
Ordinary Account	7,232,630	7,202,425
Capital Account	215	648
Special Purpose Account	60,678	61,236
Special Operating Agency Account (net)	83,548	75,679
Sinking Fund Earnings	228,600	228,000
Amortization of Deferred Capital Contributions	36,408	37,074
Total Revenue	**7,642,079**	**7,605,062**
Expense		
Ordinary Account	7,538,713	7,594,764
Capital Account	70,510	74,185
Special Purpose Account	67,728	68,466
Special Operating Agency Account (net)	85,965	77,258
Amortization of Tangible Capital Assets	327,985	336,132
Total Expense	**8,090,901**	**8,150,805**
Surplus (Deficit)	**(448,822)**	**(545,743)**

COMPARATIVE STATEMENT OF ORDINARY ACCOUNT REVENUE BY SOURCE
Thousands
$

	Year Ending March 31	
	2012 Estimate	**2012 2nd Quarter**
Taxes		
Personal Income Tax	1,279,000	1,229,000
Corporate Income Tax	243,600	254,000
Metallic Minerals Tax	39,000	50,000
Provincial Real Property Tax	448,000	448,000
Harmonized Sales Tax	1,083,800	1,087,200
Gasoline and Motive Fuels Tax	247,300	247,300
Tobacco Tax	145,300	145,300
Pari-Mutuel Tax	640	630
Insurance Premium Tax	43,154	43,354
Real Property Transfer Tax	6,400	6,400
Financial Corporation Capital Tax	14,000	20,000
Sub-total: Taxes	3,550,194	3,531,184
Return on Investment	423,870	405,166
Licences and Permits	122,167	129,573
Sale of Goods and Services	289,630	287,064
Royalties	85,920	85,520
Fines and Penalties	8,956	8,214
Miscellaneous	29,447	29,558
TOTAL: OWN SOURCE REVENUE	4,510,184	4,476,279
Unconditional Grants – Canada		
Fiscal Equalization Payments	1,632,600	1,632,600
Canada Health Transfer	605,700	605,700
Canada Social Transfer	251,400	252,700
Wait Times Reduction Transfer	5,459	5,480
Other	1,938	1,938
Sub-total: Unconditional Grants – Canada	2,497,097	2,498,418
Conditional Grants – Canada	225,349	227,728
TOTAL: GRANTS FROM CANADA	2,722,446	2,726,146
TOTAL: GROSS ORDINARY REVENUE	7,232,630	7,202,425

COMPARATIVE STATEMENT OF ORDINARY ACCOUNT EXPENSE
Thousands
$

DEPARTMENT	2012 Estimate	2012 1st Quarter	2012 2nd Quarter	Variance from Estimate $	Variance from Estimate %	
	Year Ending March 31					
Agriculture, Aquaculture and Fisheries	40,372	41,382	46,686	6,314	15.6%	!
Business New Brunswick	28,341	28,641	28,641	300	1.1%	
Education and Early Childhood Development	1,060,976	1,060,976	1,060,976	0	0.0%	
Energy	2,910	2,890	2,890	(20)	-0.7%	✓
Energy Efficiency and Conservation Agency of New Brunswick	17,040	17,040	17,040	0	0.0%	
Environment	16,563	16,788	16,788	225	1.4%	
Executive Council Office	5,623	5,614	5,613	(10)	-0.2%	✓
Finance	20,522	19,822	19,822	(700)	-3.4%	✓
General Government	647,853	684,922	703,844	55,991	8.6%	!
Health	2,534,448	2,553,614	2,542,982	8,534	0.3%	!
Intergovernmental Affairs	3,066	3,056	3,056	(10)	-0.3%	✓
Invest NB	3,000	3,000	3,000	0	0.0%	
Justice and Consumer Affairs	43,470	44,670	44,595	1,125	2.6%	!
Legislative Assembly	20,513	22,314	22,520	2,007	9.8%	!
Local Government	119,808	119,808	119,667	(141)	-0.1%	✓
Maritime Provinces Higher Education Commission	274,101	274,101	274,101	0	0.0%	
Natural Resources	111,401	111,401	111,401	0	0.0%	
Office of the Attorney General	17,538	17,338	17,283	(255)	-1.5%	✓
Office of Human Resources	3,092	2,892	2,842	(250)	-8.1%	✓
Office of the Premier	1,590	1,586	1,590	0	0.0%	
Post-Secondary Education, Training and Labour	304,033	305,284	304,325	292	0.1%	
Public Safety	135,862	135,862	135,862	0	0.0%	
Regional Development Corporation	74,244	74,244	74,244	0	0.0%	
Service of the Public Debt	679,993	679,993	671,000	(8,993)	-1.3%	✓
Social Development	1,009,941	1,019,033	1,019,533	9,592	0.9%	!
Supply and Services	125,226	125,226	125,226	0	0.0%	
Tourism and Parks	28,959	29,094	29,444	485	1.7%	
Transportation	189,136	168,446	170,701	(18,435)	-9.7%	✓
Wellness, Culture and Sport	19,092	19,092	19,092	0	0.0%	
TOTAL	**7,538,713**	**7,588,129**	**7,594,764**	**56,051**	**0.7%**	

✓ Projected under-expenditure

! Projected over-expenditure in excess of $500,000

The 2012 Estimates were restated to include departmental transfers and reorganization.

COMPARATIVE STATEMENT OF CHANGE IN NET DEBT
Thousands
$

	Year Ending March 31	
	2012 Estimate	**2012 2nd Quarter**
Surplus (Deficit)	(448,822)	(545,743)
Acquisition of Tangible Capital Assets	(522,406)	(503,837)
Amortization of Tangible Capital Assets	327,985	336,132
Revenue Received to Acquire Tangible Capital Assets	49,395	50,214
Amortization of Deferred Capital Contributions	(36,408)	(37,074)
(Increase) Decrease in Net Debt	**(630,256)**	**(700,308)**